SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

ALCO STORES, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

001600105
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
667 MADISON AVENUE, 25TH FLOOR
NEW YORK, NEW YORK 10065
(212) 752-7345

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

August 5, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 001600105	Schedule 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		264,919(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
264,919(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
264,919(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) The 264,919 shares of common stock, par value $0.0001 per share (“Common Stock”), of Alco Stores, Inc., a Kansas corporation, are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 264,919 shares of Common Stock reported herein.

CUSIP NO. 001600105	Schedule 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		264,919(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
264,919(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
264,919(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) The 264,919 shares of common stock, par value $0.0001 per share (“Common Stock”), of Alco Stores, Inc., a Kansas corporation, are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 264,919 shares of Common Stock reported herein.

CUSIP NO. 001600105	Schedule 13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS
Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		264,919(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
264,919(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
264,919(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) The 264,919 shares of common stock, par value $0.0001 per share (“Common Stock”), of Alco Stores, Inc., a Kansas corporation, are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 264,919 shares of Common Stock reported herein.

CUSIP NO. 001600105	Schedule 13D	Page 5 of 9

Information in respect of each Reporting Person (as defined below) is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Alco Stores, Inc., a Kansas corporation (“Alco” or the “Company”). The principal executive offices of Alco are located at 401 Cottage Street, Abilene, Kansas 67410.

Item 2. Identity and Background

(a)    This Statement is being filed on behalf of MFP Partners, L.P., a Delaware limited partnership (“MFP”), MFP Investors LLC, a Delaware limited liability company and general partner of MFP (“MFP Investors”), and Mr. Michael F. Price, managing partner of MFP and the managing member and controlling person of MFP Investors (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”).  The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

(b)    The address of the principal business of the Reporting Persons is c/o MFP Investors LLC, 667 Madison Avenue, 25th Floor, New York, New York 10065.

(c)    The principal business of MFP is that of making investments.  MFP Investors is a registered investment advisor and serves as the general partner of MFP.  Mr. Price serves as managing partner of MFP and managing member and controlling person of MFP Investors.

(d)    During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    MFP and MFP Investors are each organized under the laws of Delaware.  Mr. Price is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

MFP acquired the shares of Common Stock owned as of the date hereof in ordinary market transactions from April 2004 through March 2009.  The source of funds for the purchases was cash available for investment from limited partners of MFP.

Item 4. Purpose of the Transaction

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

MFP acquired the shares of Common Stock in the ordinary course of business because of the belief that the shares of Common Stock represented an attractive investment.

On July 25, 2013, Alco announced that it had signed a definitive merger agreement pursuant to which it agreed to sell the Company to an affiliate of Argonne Capital Group, LLC for cash consideration of $14 per share of Common Stock.  MFP Investors believes that the merger consideration of $14 per share is inadequate and grossly undervalues the Company.  Alco’s book value per share is over $30 and its current assets minus current liabilities and long term debt/capital leases is $16 per share.  While the merger agreement gives the Company the right to seek a higher bid from third parties, the go-shop period is too short to give the Company any meaningful opportunity to find realistic alternatives.  The transaction requires the affirmative approval of a majority of the outstanding shares of Common Stock.  The Company will not be obligated to pay a termination fee if shareholders fail to approve the transaction and no alternative transaction is consummated within a year of such disapproval.  MFP Investors believes that the shareholders should vote against the proposed merger and that management should focus its efforts to first improve Alco’s margins and then conduct a robust sales process to maximize the value of the Company.

CUSIP NO. 001600105	Schedule 13D	Page 6 of 9

The Reporting Persons intend to vote against the proposed transaction and intend to avail themselves of all options at their disposal to oppose this transaction, including but not limited to discussions with shareholders and other third parties concerning the Company and exercise of any available Kansas statutory appraisal rights.  Since the proposed sale was announced, MFP Investors has reached out to Royce Winston and Richard E. Wilson to share its opinion on the proposed sale of the Company and has had discussions with other Company shareholders regarding its opinion on the proposed transaction.  The Reporting Persons hereby reserve the right to discuss various alternatives, including any of the actions described in clauses (a) thru (j) of Item 4 of Schedule 13D.

Subject to the limitations imposed by applicable federal and state securities laws, the Reporting Persons from time to time may decide to increase or decrease their investment in the Company through purchases or sales of shares of Common Stock or other capital stock of the Company in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, liquidity requirements of such Reporting Person, tax considerations and other factors considered relevant.

Except as set forth herein, none of the Reporting Persons have any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of this Statement.

Item 5. Interest in Securities of the Issuer

(a)    MFP beneficially owns 264,919 shares of Common Stock, representing approximately 8.1% of the outstanding shares of Common Stock.

(b)    Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the 264,919 shares of Common Stock reported herein.

(c)    Other than the transactions described in Items 3 and 4, none of the Reporting Persons, and to the best of their respective knowledge, none of the Covered Persons has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d)    No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Items 3 and 4 hereof are incorporated by reference in their entirety.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on August 5, 2013, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as referenced above or as described in Items 4 and 6 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

CUSIP NO. 001600105	Schedule 13D	Page 7 of 9

Item 7. Material To Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated as of August 5, 2013, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price

CUSIP NO. 001600105	Schedule 13D	Page 8 of 9

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   August 5, 2013

MFP Partners, L.P.,
by its General Partner,
MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC
By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Member

/s/ Michael F. Price
Michael F. Price

CUSIP NO. 001600105	Schedule 13D	Page 9 of 9

INDEX OF EXHIBITS
Exhibit 1	Joint Filing Agreement, dated as of August 5, 2013, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price